UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                                SKINVISIBLE, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   830703 10 4
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                                 (CUSIP NUMBER)

         TERRY HOWLETT, 6320 S. SANDHILL RD, STE 10, LAS VEGAS, NV 89120
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 22, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF 240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE
FOLLOWING  BOX.  [   ]

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

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CUSIP  NO.  830703  10  4
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     1.     NAMES  OF  REPORTING  PERSONS.  I.R.S.  IDENTIFICATION NOS. OF ABOVE
            PERSONS  (ENTITIES  ONLY).

            TERRY  HARVEY  HOWLETT
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     2.     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)
            (B)
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     3.     SEC  USE  ONLY
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     4.     SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)    PF
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     5.     CHECK  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS  2(D)  OR  2(E)
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     6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION  CANADIAN
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NUMBER OF
SHARES
BENEFICIALLY  7.     SOLE  VOTING  POWER  8,325,000  SHARES
OWNED BY      8.     SHARED  VOTING  POWER  N/A
EACH          9.     SOLE  DISPOSITIVE  POWER   8,325,000  SHARES
REPORTING    10.     SHARED  DISPOSITIVE  POWER  N/A
PERSON
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     11.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
             8,325,000
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     12.     CHECK  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE  INSTRUCTIONS)
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     13.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  19.1%.
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     14.     TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

             IN  (INDIVIDUAL)
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ITEM  1.     SECURITY  AND  ISSUER

THIS STATEMENT ON SCHEDULE 13D (THIS "STATEMENT") RELATES TO THE COMMON SHARES OF SKINVISIBLE, INC., A NEVADA CORPORATION (SOMETIMES REFERRED TO HEREIN AS "ISSUER" OR "SKVI"). THE PRINCIPAL EXECUTIVE OFFICES OF SKVI ARE LOCATED AT 6320
S.  SANDHILL  RD,  STE  10,  LAS  VEGAS  NV  89120.

ITEM  2.     IDENTITY  AND  BACKGROUND

(A)  TERRY  HARVEY  HOWLETT
(B)  6320  S.  SANDHILL  RD,  STE  10,  LAS  VEGAS  NV  89120
(C) PRESIDENT & CEO OF SKINVISIBLE, INC. 6320 S. SANDHILL RD, STE 10, LAS VEGAS NV 89120
(D) DURING THE LAST FIVE YEARS, TERRY HARVEY HOWLETT HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING(EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).
(E) DURING THE LAST FIVE YEARS, TERRY HARVEY HOWLETT HAS NOT BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.
(F)  TERRY  HARVEY  HOWLETT  IS  A  CANADIAN  CITIZEN.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

THE CONSIDERATION FOR THE TRANSACTION STATED IN THIS STATEMENT IS TWO HUNDRED THOUSAND DOLLARS ($200,000) OF OUTSTANDING LOANS AND RETROACTIVE PAYROLL PAYABLE TO TERRY HARVEY HOWLETT.

ITEM  4.     PURPOSE  OF  TRANSACTION

     (A) AS PRESIDENT AND CEO OF THE ISSUER, MR. HOWLETT'S PURPOSE OF THE ACQUISITION OF SECURITIES OF THE ISSUER IS TO SUBSTANTIALLY REDUCE THE CURRENT LIABILITIES OF SKVI.
     (B)     NOT  APPLICABLE;
     (C)     NOT  APPLICABLE;
     (D)     NOT  APPLICABLE;
     (E)     NOT  APPLICABLE;
     (F)     NOT  APPLICABLE;
     (G)     NOT  APPLICABLE;
     (H)     NOT  APPLICABLE;
     (I)     NOT  APPLICABLE;
     (J)     NOT  APPLICABLE;

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (A) TERRY HARVEY HOWLETT IS THE BENEFICIAL OWNER OF 8,425,000 SHARES OF COMMON STOCK OF THE ISSUER. SUCH COMMON SHARES CONSTITUTE APPROXIMATELY 19.1% OF THE ISSUED AND OUTSTANDING SKVI SHARES BASED ON THE NUMBER OF SKVI COMMON SHARES OUTSTANDING AS OF NOVEMBER 21, 2002. INCLUDED IN THE BENEFICIAL OWNERSHIP OF THE AFOREMENTIONED SHARES OF COMMON STOCK OF SKVI, MR. HOWLETT HAS
             A WARRANT AGREEMENT THAT GIVES HEM THE RIGHT TO PURCHASE 2,000,000 SHARES OF COMMON STOCK OF SKVI AS WELL AS INCENTIVE STOCK OPTIONS TO PURCHASE 900,000 SHARES OF COMMON STOCK OF SKVI;

     (B) MR. HOWLETT HAS THE SOLE POWER TO VOTE OR TO DIRECT THE VOTE, DISPOSE OR TO DIRECT THE DISPOSITION OF ALL OF THE COMMON SHARES OF SKVI MENTIONED IN ITEM 5, PARAGRAPH (A);

     (C) AS DESCRIBED IN ITEM 3 AND 4 OF THIS STATEMENT, MR. HOWLETT AND THE ISSUER AGREED WITHIN THE LAST 60 DAYS TO CONVERT TWO HUNDRED THOUSAND DOLLARS ($200,000) OF OUTSTANDING LOANS AND RETROACTIVE PAYROLL PAYABLE TO MR. HOWLETT BY THE ISSUER, INTO FOUR MILLION (4,000,000) SHARES OF COMMON STOCK OF SKVI AT FIVE CENTS($0.05)PER SHARE OF COMMON STOCK OF SKVI. IN ADDITION, MR. HOWLETT WAS ISSUED A WARRANT AGREEMENT WITH THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 2,000,000 SHARES OF COMMON STOCK AT $0.15 PER SHARE IF EXERCISED IN YEAR ONE, AND $0.20 PER SHARE IF EXERCISED BEFORE THREE
             (3)  YEARS  HAVE  EXPIRED;

     (D)     NOT  APPLICABLE;

     (E)     NOT  APPLICABLE;

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

OTHER THAN THE CONVERSION OF THE OUTSTANDING LOANS AND RETROACTIVE PAYROLL PAYABLE TO TERRY HARVEY HOWLETT, THERE ARE NOT ANY CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS (LEGAL OR OTHERWISE) AMONG THE PERSONS NAMED IN
ITEM 2 AND BETWEEN SUCH PERSONS AND ANY PERSON WITH RESPECT TO ANY SECURITIES OF THE ISSUER, INCLUDING BUT NOT LIMITED TO TRANSFER OR VOTING OF ANY OF THE SECURITIES, FINDER'S FEES, JOINT VENTURES, LOAN OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES OF PROFITS, DIVISION OF PROFITS OR LOSS, OR THE GIVING OR WITHHOLDING OF PROXIES.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS

NOT  APPLICABLE.


                                    SIGNATURE
AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



DATE:  NOVEMBER  25,  2002              BY:/S/  TERRY  HOWLETT,  PRESIDENT
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                                        TERRY  HARVEY  HOWLETT
                                        PRESIDENT  &  CEO,  SKINVISIBLE,  INC.